SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: March 19th, 2007

FOR IMMEDIATE RELEASE

FORTUNE-100 WAN OPTIMIZATION CUSTOMER
ORDERS ~$1.2M OF SILICOM’S BYPASS PRODUCTS

– Explosive Growth of WAN Optimization Market
Continues To Accelerate Silicom’s Momentum –

        KFAR SAVA, Israel, March 19, 2007 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced that a Fortune 100 leader of the Internet Networking industry has ordered Silicom products valued at approximately $1.2 million. Silicom will deliver advanced BYPASS adapters to this recently-announced Design Win in three separate shipments over the next three months as required to meet the customer’s WAN Optimization appliance manufacturing schedule.

        These sizeable shipments, the largest that Silicom has shipped to this prestigious customer since securing a Design Win with them in late 2006 (as reported in December 2006 – http://www.silicom.co.il/pgx.php?p2=396), confirms the importance of the WAN Optimization market as a growth driver for Silicom. The fact that Silicom has won three Design Wins from major WAN Optimization market players demonstrates that its BYPASS adapters are increasingly perceived as the WAN Optimization industry’s continuity solution of choice. The BYPASS adapter’s ability to automatically reroute traffic around non-functioning components enables WAN Optimization appliances to assure continuous traffic flow in all conditions, safeguarding against network disruption of any kind. As such, BYPASS functionality is necessary in practically all WAN Optimization and gateway appliances.

        “The explosive WAN Optimization market started to be an important target market last year and has become an important incremental growth driver for Silicom,” said Mr. Shaike Orbach, President and CEO of Silicom. “The Design Wins that we have secured with WAN Optimization players have significantly expanded our platform of potential repeat sales, and have also made it easier to penetrate new customers in this exciting market. As an industry just beginning its growth trajectory, we believe WAN Optimization is a huge opportunity with the potential to become one of our primary revenue drivers.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail : kenny@gkir.com / ehud@gkir.com